UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

EXCERPTS FROM THE MINUTES OF THE 216TH MEETING OF THE BOARD OF DIRECTORS

HELD ON JANUARY 30, 2013

1. DATE, TIME AND PLACE: On January 30, 2013, at 10:00 a.m., at the registered office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142, in the City and State of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2 of Article 17 of the Company’s Bylaws.

3. ATTENDANCE: All acting members of the Board of Directors (“Board”), with the votes of Messrs. Murilo Passos and Ivan de Souza Monteiro cast in advance in writing, who, pursuant to Paragraph 7 of Article 17 of the Bylaws, were considered present for the purposes of attendance.

4. PRESIDING BOARD: Chairman – Francisco Caprino Neto, as per Paragraph 1 of Article 16 of the Company’s Bylaws, and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

The reading of the Agenda was waived, since all attending Directors were aware of the content, with the resolution taken for these minutes to be drawn up in summary form with the right to present statements and dissentions, which will be filed at the registered office of the Company, with its publication approved in excerpt form with the omission of the signatures of the directors.

The votes of the Directors appointed by the controlling shareholders will be counted pursuant to items 5.1 and 7.1 of the Shareholders’ Agreement filed at the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

After the matters on the agenda were examined, the following matters were addressed and the following resolutions were taken by unanimous vote of the Directors:

(i)           Take cognizance of the activities of the Advisory Committees and Commissions of the Board in the month of January;

(ii)          Take cognizance of the managerial highlights and material facts of the month, as reported by the Chief Executive Officer;

(iii)         Approve the minutes of the 215th meeting of the Board held on December 19, 2012;

(iv)         Ratify, as the direct controlling shareholder of CPFL Comercialização Brasil S.A. (“CPFL Brasil”), pursuant to items “p” and “u” of Article 17 of the Company’s Bylaws and to Board of Executive Officers Resolution 2012052, (iv.i)  the acquisition, by CPFL Brasil, of conventional electricity, for the period from January 1 to December 31, 2013, and (iv.ii)  the constitution, by the Company, of a corporate surety to secure the performance of obligations arising from the acquisition mentioned in item (iv.i) above;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

(v)          (v.i) Approve, pursuant to items “p” and “u” of Article 17 of the Company’s Bylaws and the conditions set forth in Board of Executive Officers Resolution 2013001-E, the granting, by CPFL Energia, of a surety to secure the performance of the obligations arising from the issue of debentures, by CPFL Paulista, by CPFL Piratininga and by RGE, jointly referred to as the “Subsidiaries”, for public distribution with restricted placement efforts (“Restricted Offerings”), coordinated by Banco do Brasil S.A. (“Banco do Brasil”), as the institution acting as lead manager for the Restricted Offerings, with the payment of twenty-five percent (25%) of the principal upon the end of the fifth (5th) year, of the sixth (6th) year, of the seventh (7th) year and of the eighth (8th) year, as well as the payment of semiannual interest, with the Board of Executive Officers of the Company hereby authorized to execute the instruments required to formalize the guarantees approved herein for the Subsidiaries, as described below:

(v.1.a) The issue of up to fifty thousand and five hundred (50,500) debentures, all registered, book-entry and nonconvertible, in a single series, with nominal unit value of ten thousand Brazilian reais (R$10,000.00), of the Seventh (7th) Issue of CPFL Paulista, in the aggregate amount, on the respective issue date, of up to five hundred and five million Brazilian reais (R$505,000,000.00), which will be entitled to compensatory interest corresponding to one hundred percent (100%) of the cumulative variation in the daily average rates of the interbank deposit overnight rate [Depósitos Interfinanceiros DI, over extra-grupo] (“DI Rate”) calculated and published daily by the CETIP S.A. – Mercados Organizados (“CETIP”) in its daily bulletin on its Web site (http://www.cetip.com.br), plus zero point eight three percent (0.83%), expressed as an annual percentage rate based on two-hundred and fifty-two (252) business days, calculated exponentially and cumulatively pro rata temporis per business day transpired, applicable to the nominal unit value of the debentures as from the issue date until the respective maturity date, with a total term of eight (8) years;

(v.1.b) The issue of up to twenty-three thousand and five hundred (23,500) debentures, all registered, book-entry and nonconvertible, in a single series, with nominal unit value of ten thousand Brazilian reais (R$10,000.00), of the Seventh (7th) Issue of CPFL Piratininga, in the aggregate amount, on the respective issue date, of up to two hundred and thirty-five million Brazilian reais (R$235,000,000.00), which will be entitled to compensatory interest corresponding to one hundred percent (100%) of the cumulative variation in the DI Rate, calculated and published daily by CETIP in its daily bulletin on its Web site (http://www.cetip.com.br), plus zero point eight three percent (0.83%), expressed as an annual percentage rate based on two-hundred and fifty-two (252) business days, calculated exponentially and cumulatively pro rata temporis per business day transpired, applicable to the nominal unit value of the debentures as from the issue date until the respective maturity date, with a total term of eight (8) years; and

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

(v.1.c) The issue of up to seventeen thousand (17,000) debentures, all registered, book-entry and nonconvertible, in a single series, with nominal unit value of ten thousand Brazilian reais (R$10,000.00), of the Seventh (7th) Issue of RGE, in the aggregate amount, on the respective issue date, of up to one hundred and seventy million Brazilian reais (R$170,000,000.00), which will be entitled to compensatory interest corresponding to one hundred percent (100%) of the cumulative variation in the DI Rate, calculated and published daily by CETIP in its daily bulletin on its Web site (http://www.cetip.com.br), plus zero point eight three percent (0.83%), expressed as an annual percentage rate based on two-hundred and fifty-two (252) business days, calculated exponentially and cumulatively pro rata temporis per business day transpired, applicable to the nominal unit value of the debentures as from the issue date until the respective maturity date, with a total term of eight (8) years.

The sureties approved herein will be granted by the Company with the express waiver of the benefit of discussion, rights or exoneration provided for by governing law and encompasses (1) the total principal of up to nine hundred and ten million Brazilian reais (R$910,000,000.00) (“Total Value”), which corresponds to the sum of the total principal of the debenture issues of the Subsidiaries, as described in items “a” to “c” above, on the respective issue dates, (2) the respective remuneration, (3) the charges for late payment and (4) any other applicable increases;

(v.ii) Recommend to the representatives of the Company on the Board of Directors of the Subsidiaries that they vote in favor of the respective debentures issues described in items “v.i.a” to “v.i.c” above.

The Board further registered that the contracting of Banco do Brasil as the Lead Manager of the Restricted Offering (“the Contracting”) was the subject of preliminary analysis by the Related Parties Committee, since it is a Related Party to the shareholders BB Carteira Livre I Fundo de Investimento em Ações (“BB CL I”) and Caixa de Previdência dos Funcionários do Banco do Brasil (“PREVI”), and that the directors Ivan de Souza Monteiro and Renê Sanda abstained from voting and from making any statements regarding the Contracting;

(vi)         Approve, in accordance with the proposal described in Board of Executive Officers Resolution 2013002, the re-ratification of the resolution set forth in item “ix” of the minutes of the 213th Meeting of the Board of Directors of CPFL Energia, held on October 31, 2012, to substitute Banco Bradesco S.A. (“Banco Bradesco”) with Banco Safra S.A. (“Banco Safra”), with the text having the following wording:

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

“(b)  the contracting of Bank Guarantees, by SPE Bons Ventos S.A. (“Bons Ventos”), to be issued by Banco Safra S.A. (“Banco Safra”), on behalf of Banco do Nordeste do Brasil (“BNB”), in accordance with Board of Executive Officers Resolutions 134/2012 and 2013002.”

(vii)        Recommend  to the representatives of the Company on the Board of Directors of CPFL Renováveis S.A. that they vote in favor of the ratification of the renewal of the Bank Guarantees, in accordance with Board of Executive Officers Resolution 2013003.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors in attendance and by the Secretary. Francisco Caprino Neto – Chairman, Claudio Palaia, Renê Sanda, Helena Kerr do Amaral, Murilo Passos, Ivan de Souza Monteiro, and Gisélia Silva – Secretary.

I certify that these minutes are the excerpts of the original minutes recorded in the Minutes Book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 8, 2013

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.